Exhibit 99.1

Jaguar Mining Provides Update on CCAA Plan Implementation

TSX:JAG

TORONTO, Feb. 27, 2014 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") announced today that it has obtained an order from the Ontario Superior Court of Justice (Commercial List) extending the period of the Court-ordered stay of proceedings against Jaguar and its subsidiaries under the Companies' Creditors Arrangement Act (the "CCAA") until March 10, 2014 to provide additional time to implement its amended and restated plan of compromise and arrangement (as amended, modified, supplemented, replaced or restated from time to time, the "Plan"). The Company has been operating under the protection of the CCAA since December 23, 2013.

The Company previously announced that it anticipated the implementation of the Plan would occur by the end of February 2014.  At this time, implementation of the Plan remains subject to the satisfaction or waiver of certain conditions precedent set forth in the Plan and the Company continues to work diligently to satisfy these conditions. The Company will provide a further update in the upcoming days regarding the anticipated implementation date for the Plan.

Implementation of the Plan will result in, among other things:

•	The exchange of the entire outstanding amount of the Company's 4.5% Senior Unsecured Convertible Notes due November 1, 2014 and 5.5% Senior Unsecured Convertible Notes due March 31, 2016 (collectively, the "Notes"), being approximately US$268.5 million in aggregate principal plus interest, and certain potential other unsecured claims, for equity;
•	The reduction of projected annual cash interest payments by US$13 million; and
•	The investment of approximately US$50 million of new equity raised by way of a backstopped share offering to current holders of the Notes, the net proceeds of which will be available for use in Jaguar's operations.

In connection with and as a step in the Plan, the current issued and outstanding common shares of the Company (the "Common Shares") will be consolidated at a ratio of one (1) post-consolidation Common Share for each 86.39636 pre-consolidation Common Shares (the "Consolidation"). A letter of transmittal with respect to the Consolidation will be mailed to current shareholders of the Company following implementation of the Plan which will set out instructions as to how registered shareholders can receive certificates representing post-Consolidation Common Shares.

All inquiries regarding the CCAA proceeding should be directed to the Monitor, FTI Consulting Canada Inc., via email at: jaguarmining@fticonsulting.com or telephone: (416) 649-8044 or 1 (855) 754-5840. Information about the CCAA proceeding, including copies of all court orders and the Monitor's reports, are available at the Monitor's website http://cfcanada.fticonsulting.com/jaguar.

Forward-Looking Statements

Certain statements in this press release constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. These Forward-Looking Statements include, but are not limited to, statements concerning the Company's ability to implement the Plan.  Forward-Looking Statements can be identified by the use of words such as "are expected", "is forecast", "is targeted", "approximately" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These Forward-Looking Statements represent the Company's views as of the date of this press release. The Company anticipates that subsequent events and developments may cause the Company's views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the "CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS" and "RISK FACTORS" in the Company's Annual Information Form for the year ended December 31, 2012 filed on SEDAR and available at http://www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2012 filed with the United States Securities and Exchange Commission and available at www.sec.gov.

The securities to be offered in connection with the CCAA proceeding and under the Plan have not been registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws of the United States and, unless so registered, may not be offered or sold in the United States, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws of the United States. It is contemplated that the securities will be issued pursuant to one or more exemptions from the Securities Act. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy the securities nor shall there be any sale of the securities in any state of the United States in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

About Jaguar Mining Inc.

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and owns the Gurupi Project in Northeastern Brazil in the state of Maranhão. The Company also owns additional mineral resources at its approximate 210,000-hectare land base in Brazil. Additional information is available on the Company's website at www.jaguarmining.com.

SOURCE: Jaguar Mining Inc.

%CIK: 0001333849

For further information:

Company Contact

Douglas Willock
Chief Financial Officer
(647) 494-5524
douglas.willock@jaguarmining.com.br

CO: Jaguar Mining Inc.

CNW 18:02e 27-FEB-14